September 27, 2005

via U.S. mail and facsimile to (602) 437-1681

Mr. Clint Tryon
Principal Accounting Officer
Meadow Valley Corporation
4411 South 40th Street, Suite D-11
Phoenix, AZ 85040

	RE:	Meadow Valley Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005

		File No. 0-25428

Dear Mr. Tryon:

      We have reviewed your response letter dated September 8,
2005
and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2004

12. Income Taxes, page 37

	1.  	We have reviewed your response to prior comment 1 in our
letter dated August 25, 2005. You propose that a disclosure of the change to the net operating loss and valuation allowance be provided in the upcoming Form 10-Q for the period ended September 30, 2005. Please provide us with a draft of your proposed disclosure. In this draft, please address the disclosure requirements of paragraph 48 of
SFAS 109 and the requirements of Schedule II of Rule 5-04 of Regulation S-X as it relates to the tax valuation allowance to which you have alluded.

2.	In addition, please clarify the following regarding this tax valuation allowance:
* Please clarify whether your total net operating loss (NOL) carryforward is $6,136,550 or $9,686,550 (which is the state NOL carryforward of $3,550,000 plus the federal NOL carryforward of $6,136,550). If it is $9,686,550, please tell us why your deferred
tax asset associated with your total NOL carryforward is only $2,210,000, given that you use an effective tax rate of 36%, as indicated in your response.
* Please confirm that you still own 57% of Ready Mix, Inc., post-
IPO.
If so, please explain to us how you have determined that you will no
longer be able to include Ready Mix, Inc. in your consolidated tax return.
* Assuming it is no longer appropriate to file a consolidated tax return, please tell us why this would impact your results for the year ended December 31, 2004, given that Ready Mix`s IPO went effective August 23, 2005.
* Assuming it is no longer appropriate to file a consolidated tax return, given the historical cumulative losses incurred by the Construction Services segment, please tell us your basis for recognizing a valuation allowance of only 45-50% of your deferred tax
assets.  Refer to paragraph 23 of SFAS 109.    In addition, please
tell us whether your deferred tax liabilities are of the appropriate character such that you may use them as a source of taxable income to support the realization of your deferred tax assets. Refer to paragraph 21a of SFAS 109.
* Please reconcile your assertion that you have recognized a valuation allowance with your disclosures in note 12 of your December
31, 2004 Form 10-K, which show a nil impact in your effective tax rate attributable to valuation allowance for December 31, 2004 and 2003.

3.	Please tell us:
* The amount of your internal reserve as of December 31, 2004,
2003
and 2002.
* The purpose of your internal reserve.
* The basis for recognizing the reserve in light of the recognition criteria in paragraph 8 of SFAS 5.
* Whether the internal reserve is related to the valuation allowance and, if so, the basis in GAAP for recognition of this cushion under paragraphs 23-28 of SFAS 109.

4.	Please provide us with a roll forward of your internal
reserve
based on the amounts you have disclosed in your response as changes in the reserve, starting from December 31, 2002 through December
31,
2004 and the first half of fiscal 2005. Include a discussion that clearly explains the specific events that resulted in these changes in the reserve year over year.

5.	Please revise your management`s discussion and analysis in
future filings to include a critical accounting policy that discusses your accounting for income taxes, tax contingencies, and tax valuation allowance; the judgments made in their application; why the assumptions involved bear risk of change; and the likelihood of materially different reported results if different assumptions or conditions were to prevail. Show us what this disclosure will look like.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743, or me at (202)
551-
3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief


??

??

??

??

Clint Tryon
Meadow Valley Corporation
September 27, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE